120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

March 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Holdings Corporation Registration Statement of Form S-1 Filed March 11, 2013 File No. 333-187191

Dear Ms. Hayes:

National Holdings Corporation, a Delaware corporation (the "Company," "we" or "our,"), has electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”).  We have also sent to you by Federal Express courtesy copies of the following: (i) this letter; and (ii) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from our Registration Statement on Form S-1 (File No. 333-187191), filed by us on March 11, 2013.

Set forth below are our responses to the comments raised in the March 15, 2013 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

For your convenience, we have provided each of the Staff's comments followed by our responses.

Registration Statement of Form S-1

1. We note your disclosure in “Changes in internal controls” on page 30 of your Form 10-K for the fiscal year ended September 30, 2012.

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Please describe for us the significant deficiencies or material weaknesses in internal controls and procedures requiring corrective actions. We note that the last sentence of this section ends with the phrase “with the exception of the following” but is not followed by a description of any deficiencies or weaknesses. Please also amend your Form 10-K as appropriate to describe any material weaknesses or significant deficiencies as of the end of the fiscal year.

Securities and Exchange Commission
March 20, 2013

Response:  The Company respectfully acknowledges the Staff's comment.  The Company informs the Staff that the Company's Form 10-K for the year ended September 30, 2012 included a typographical error and that there were no significant deficiencies or material weaknesses in the Company's internal controls and procedures requiring corrective actions during its fiscal year ended September 30, 2012. The paragraph should have read as follows:

"Changes in internal controls: We have continually had in place systems relating to internal controls over financial reporting. There were no significant changes in the Company’s internal controls over financial reporting identified with the evaluation thereof during the fiscal year ended September 30, 2012 or in other factors that could significantly affect those controls and procedures subsequent to the date of our evaluation nor any significant deficiencies or material weaknesses in such controls and procedures requiring corrective actions."

The Company does not believe that this typographical error requires amendment to its Form 10-K for the year ended September 30, 2012 since there were no significant deficiencies or material weaknesses in the Company's internal controls and procedures during its fiscal year ended September 30, 2012.

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Please also confirm that there were no changes (as opposed to “significant changes”) in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect (as opposed to “that could significantly affect”), your internal control over financial reporting.

Response:  The Company confirms to the Staff there were no changes in the Company's internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

*  *  *  *  *

Notwithstanding the Staff’s comments, in the event we request acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Securities and Exchange Commission
March 20, 2013
Page
3

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (561) 981-1007, or our outside legal counsel, James Kaplan at (212) 704-6044, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Alan B. Levin
Alan B. Levin
Chief Financial Officer

cc:	Securities and Exchange Commission
Aslynn Hogue
Laura Crotty

National Holdings Corporation
Mark Klein
Robert Fagenson

Troutman Sanders LLP
James Kaplan, Esq.
Joseph Walsh, Esq.

RBSM (f/k/a Sherb & Co., LLP)
Manny Tzagarakis, CPA